April 17, 2009

Mail Stop 4561

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re:** **Vornado Realty Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Filed 2/24/09**
> **File No. 001-11954**
>
> **Vornado Realty LP**
> **Form 10-K for the year ended December 31, 2008**
> **Filed 3/10/09**
> **File No. 000-22685**

Dear Mr. Macnow:

We have reviewed your response letter dated April 6, 2009 and have the following additional comments. These comments should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Vornado Realty Trust Form 10-K for the year ended December 31, 2008

Supplemental Information, page 97

1.   We note your response to comment 4. Please confirm to us that in addition to the supplemental EBITDA reconciliation, you will also disclose how the percentage increase (decrease) in same store operations is calculated if it is not clearly evident from your reconciliation.

Note 6. Investments in Partially Owned Entities, page 142

Toys "R" Us ("Toys"), page 142

2.   We note your response to comment 3. Based upon your purchase price adjustments, it appears that there is a difference between the amount at which the investment in Toys is carried and the amount of underlying equity in the net assets of the investment. In future filings, please disclose this amount, as well as the accounting treatment of the difference, in accordance with paragraph 20(a) of APB 18.

Vornado Realty LP Form 10-K for the year ended December 31, 2008

3.   Please incorporate the disclosures outlined above to future filings of Vornado Realty LP, as applicable.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant

cc: Alan J. Rice (*via facsimile*)